Exhibit 99.1

TD Bank Group Comments on Expected Impact of
TD Ameritrade Holding Corp.'s First Quarter Earnings

Toronto, January 18, 2011 - TD Bank Group announced today that it expects TD Ameritrade's first quarter earnings to translate into a contribution of CDN$48 million to first quarter net income for its Wealth Management segment.

TD Bank Group will release its first quarter financial results and webcast its quarterly earnings conference call live on March 3, 2011 Conference call and webcast details will be announced closer to that date.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had C$620 billion in assets on October 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Maria Leung, Corporate Communications, maria.leung@td.com or 416-983-4093; Mushtak Najarali, Investor Relations, 416-308-9030